UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            For the month of August, 2006

                             SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of listed company

SPIRENT COMMUNICATIONS PLC


2. Name of shareholder with a major interest

SHERBORNE INVESTORS GP, LLC


3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE - SEE ADDITIONAL INFORMATION BELOW


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT KNOWN - SEE ADDITIONAL INFORMATION BELOW


5. Number of shares / amount of stock acquired

12,900,000


6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

1.39%


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A


9. Class of security

ORDINARY SHARES OF 3 & 1/3 PENCE EACH


10. Date of transaction

NOT KNOWN


11. Date company informed

15 AUGUST 2006


12. Total holding following this notification

102,571,780 ORDINARY SHARES


13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

11.02%


14. Any additional information

SHERBORNE INVESTORS GP, LLC, SHERBORNE INVESTORS CO., LP & EDWARD BRAMSON (THE MANAGING MEMBER OF SHERBORNE INVESTORS GP, LLC) ARE ALL NAMED AS INTERESTED PARTIES IN THE NOTIFICATION RECEIVED BY THE COMPANY.

THE HOLDERS OF THE SHARES AS REGISTERED ON THE COMPANY'S REGISTER OF MEMBERS ARE NOT KNOWN.

THE NOTIFICATION ALSO DISCLOSES (IN ACCORDANCE WITH THE COMPANIES ACT 1985) THAT THE FOLLOWING TWO ENTITIES HOLD SPIRENT COMMUNICATIONS PLC ORDINARY SHARES AS DETAILED BELOW - THESE PERCENTAGE HOLDINGS ARE INCLUDED IN THE TOTAL 11.02% DISCLOSED ABOVE (NOT IN ADDITION TO IT):

HAYDEN INVESTORS PARTNERS, LLC : 3.58% OF ISSUED SHARE CAPITAL

HAYDEN INVESTORS PARTNERS II, LLC: 3.21% OF ISSUED SHARE CAPITAL


15. Name of contact and telephone number for queries

MICHAEL ANSCOMBE - 01293 767676


16. Name and signature of duly authorised company official of the listed company responsible for making this notification

MICHAEL ANSCOMBE
DEPUTY COMPANY SECRETARY

Date of notification

15 AUGUST 2006





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date 15 August, 2006                           By   ____/s/ Michael Anscombe____

                                                    (Signature)*